NEWS RELEASE

Endeavour Drilling Returns Best Hole Yet At
Guanacevi Mines Project, Durango, Mexico

June 27, 2006, - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and EJD: FSE) announces that drilling at the Guanacevi Mines Project in Durango, Mexico has returned the best hole yet. Drill hole DSC-16 intersected 673 gpt silver and 1.38 gpt gold over 21.5 meters (21.8 oz per ton silver equivalent over 70.5 feet) in the Santa Cruz Zone.

In addition, significant lead-zinc mineralization was also intersected in the recent drilling, associated with some (but not all) of the silver mineralized zones. All five of the drill holes reported herein intersected multiple zones of either very high grade silver over mineable widths, or very large vein thicknesses of moderate grade silver-gold-lead zinc mineralization, or both.

Other drilling highlights include 4402 gpt silver and 4.46 gpt gold over 1.10 m (135.5 oz per ton silver equivalent over 3.6 ft) and 765 gpt silver, 2.90 gpt gold, 3.03% lead and 5.72% zinc over 4.30 m in hole DSC2-16, 3884 gpt silver and 4.87 gpt gold over 0.75 m (121.0 oz per ton silver equivalent over 2.5 ft) in hole DSC2-13 and 117 gpt silver, 0.23 gpt gold. 2.00% lead and 3.63% zinc over 12.8 m in hole DSC2-15. Significant drill results are as follows:

Santa Cruz Drill Results

Hole	From	Length	Silver	Gold	Length	Ag.Equiv.	Lead	Zinc
(no.)	(m)	(m)	(gpt)	(gpt)	(ft)	(opt)	(%)	(%)

DSC2-13	48.90	2.20	654	1.46	7.2	21.4	2.18	4.76
and	95.89	4.10	260	0.54	13.5	8.4
and	112.0	2.75	1618	2.54	9.0	51.2
and	113.20	0.75	3884	4.87	2.5	121.0

DSC2-15	112.65	0.85	366	0.72	2.8	11.8
and	193.80	12.80	117	0.23	43.3	3.8	2.00	3.63

DSC2-16	24.00	1.90	265	0.92	6.2	9.2
and	110.55	1.90	382	0.73	6.2	12.3
and	141.35	0.55	2087	1.03	1.8	62.5
and	165.30	0.70	293	1.10	2.3	10.3	4.79	2.84
and	211.45	0.80	276	0.55	2.6	8.9	1.09	2.34
and	223.10	1.00	291	0.21	3.3	8.8
and	234.60	1.60	265	0.31	5.2	8.2	6.03	7.53
and	242.20	21.50	673	1.38	70.5	21.8
incl.	242.20	4.30	765	2.90	14.1	26.9	3.03	5.72
incl.	251.60	3.95	1902	1.81	11.5	58.4
incl.	251.60	1.10	4402	4.46	3.6	135.5
incl.	259.40	0.75	1183	1.41	2.5	36.8

DSC2-17	20.90	3.00	544	1.30	9.8	17.9
and	25.15	0.95	318	0.70	3.1	10.4

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

and	77.50	0.95	300	0.20	3.1	9.1
and	246.40	1.30	162	0.21	4.3	5.1	2.11	1.28

DSC2-18	127.20	1.30	564	1.26	4.3	18.5	1.60	1.83
and	299.80	1.45	325	0.37	4.8	10.1	1.42	2.16

True widths are 60% to 90% of core lengths. Silver equivalents are based on a 55 silver:1 gold ratio using $580 gold and $10.55 silver prices.

Drill hole DSC2-14 does not appear to have intersected the Santa Cruz vein nor any significant silver mineralization, possibly due to an oblique fault pulling apart the vein in this area. However, the main Santa Cruz Zone still appears to be open to the northwest and at depth. (See Santa Cruz longitudinal section on the Endeavour website www.edrsilver.com)

Because the underground drill rig has reached the limits of what it can drill along the Santa Cruz vein from crosscut #2 on level #13, drilling has now moved to the La Prieta zone at the south end of the Santa Cruz property. Crosscut #2 is now being extended so that future drilling can continue testing the Santa Cruz Zone towards the northwest and at depth.

Bradford Cooke, Chairman and CEO, stated, “Our drilling results below mine level #13 in the Santa Cruz Zone just keep on getting better and better. These latest holes are located up to 450 m below surface and we still have not found the depth extent of the high-grade, silver-gold mineralization. Given the significant lead-zinc mineralization in the latest drill holes, Endeavour will evaluate the potential for the Santa Cruz ores to be processed through the plant by either flotation or leaching in order to maximize the recoverable metal values. ”

Godfrey Walton, M.Sc., P.Geo., is the Qualified Person supervising the surface and underground drilling and sampling programs at the Guanacevi Mines Project. A Quality Control sampling program of blanks and duplicates has been instituted to monitor the integrity of all assay results. All core samples are split at the Guanacevi minesite, assayed at the Guanacevi plant, and rejects, blanks and duplicates are delivered to the BSI Inspectorate sample prep lab in Durango for the preparation of sample pulps. Samples are dried, crushed, split and 30 gram pulp samples are then air freighted to Reno, Nevada for analysis at the BSI Inspectorate laboratory. Gold and silver at both Guanacevi and BSI are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and EJD: FSE) is a small cap silver mining company focused on the aggressive growth of its silver production, resources and reserves in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in Durango, Mexico should propel Endeavour into the ranks of the top five primary silver producers.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com        Trading Symbols: TSX: EDR; FSE: EJD